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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HARRINGTON WEST FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
41383L104
(CUSIP Number)
Steven Canup
421 North Rodeo Drive
Garden Suite B
Beverly Hills, CA 90210
(310) 409-4039
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41383L104

1	NAMES OF REPORTING PERSONS Concordia Financial Services Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		705,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

705,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

705,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	41383L104

1	NAMES OF REPORTING PERSONS Concordia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		705,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		705,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	705,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Other

CUSIP No.	41383L104

1	NAMES OF REPORTING PERSONS Steven Canup

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		705,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		705,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	705,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Individual

CUSIP No.	41383L104

1	NAMES OF REPORTING PERSONS Kelvin Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		705,796

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		705,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	705,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Individual

Item 1. Security and Issuer
This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Harrington West Financial Group, Inc. (the “Company”). The principal executive offices of the Company are located at 610 Alamo Pintado Road, Solvang, CA 93463.
Item 2. Identity and Background
(a) The names of the persons filing this statement are Concordia Financial Services Fund, L.P., a Delaware limited partnership (the “Fund”), Concordia Capital Advisors, LLC, a Delaware limited liability company (“Advisors”), Steven Canup (“Canup”), and Kelvin Lee (“Lee”) (collectively, the “Reporting Persons”).
(b) The address of the principal business office of the Fund, Advisors, Canup and Lee is 421 North Rodeo Drive, Garden Suite B, Beverly Hills, CA 90210.
(c) The primary purpose of the Fund is to make capital investments principally in equity or equity-oriented or debt securities of privately held or publicly held commercial banks or savings institutions, their parent holding companies or other companies in the financial services industry including REITs.
(d) Advisors is the sole general partner of the Fund. The purpose of Advisors is to (i) act as general partner of the Fund, (ii) deal with any securities or cash that Advisors may receive from time to time from the Fund, (iii) act or invest in securities for its own account as otherwise permitted by the Fund partnership agreement, and (iv) engage in any other lawful act or activity for which a limited liability company may be organized under the laws of the State of Delaware, incident, necessary, advisable or desirable to carry out the foregoing activities.
(e) Canup and Lee are the sole Managing Members of Advisors. Both are citizens of the United States. Canup’s present principal occupation is providing financial and strategic advisory services and management expertise to Advisors. Lee’s present principal occupation is also providing financial and strategic advisory services and management expertise to Advisors. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in paragraph (b) above.
(f) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source and amount of the funds used in making the purchases of the 458,768 shares of Common Stock and 61,757 shares of Series A Preferred Stock referred to in the first paragraph of Item 5 were available working capital of the Fund in the amount of $4,400,000. No borrowed funds were used in connection with such purchases.

Item 4. Purpose of Transaction
The purpose of the acquisition of the shares of Common Stock and Series A Preferred Stock by the Reporting Persons described herein was to make an investment in the Company. Except as set forth below, at the present time the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.
The Fund, which owns 458,768 shares of Common Stock and 61,757 shares of Series A Preferred Stock of the Company as of September 29, 2008, is party to a certain Stock Purchase Agreement with the Company dated September 26, 2008 (the “Agreement”). Under the Agreement, the Fund is entitled to rights with respect to registration of its Common Stock including the shares of Common Stock into which its Series A Preferred Stock is convertible. If, at any time prior to December 31, 2010, a registration statement is not effective with respect to all of the Common and Preferred Shares acquired, each time the Company determines to file a registration statement under the Securities Act (with certain exceptions related to employee benefit plans), in connection with the proposed offer and sale for money of any of its securities, either for its own account or on behalf of any other security holder, at the request of the holders of such Common and Preferred Shares, the Company will cause all such Shares to be included in such registration statement and registered under the Securities Act, all to the extent required to permit the sale or other disposition by the prospective seller or sellers of the shares to be so registered. In addition, the Company shall file a registration statement on Form S-3 under the Securities Act covering all such shares not yet registered pursuant to the Agreement on or before December 31, 2011 and shall use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after filing.
The shares of Series A Preferred Stock do not have the right to vote except as required by law and except that the holders of a majority of the Series A Shares must approve certain actions to be taken by the Company so long as the Series A Shares remain outstanding. The actions of the Company that require such approval are as set forth in the Company’s Certificate of Designations of Series A Non-Cumulative Convertible Perpetual Preferred Stock (the “Certificate”), a copy of which is attached hereto as Exhibit B, and include, but are not limited to, any amendment to any provision of the Certificate, or of the Certificate of Incorporation of the Company, if such amendment would increase or decrease the authorized shares of the Series A Preferred Stock, increase or decrease the par value of the shares of the Series A Preferred Stock, or alter or change the powers, preferences or special rights of the shares of Series A Preferred Stock so as to affect it adversely.
The shares of Series A Preferred Stock are entitled to a liquidation preference upon any liquidation, dissolution or winding up of the Company in the amount of $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon for the then-current dividend period to and including the date of final distribution. For this purpose, neither the sale of the assets or business of the Company nor the merger, consolidation or share exchange of the Company with any other person shall be deemed to be a liquidation, winding-up or dissolution.
The Agreement contemplates a second closing to occur within six months of September 29, 2008, but no later than five business days after the satisfaction of certain conditions set forth in the Agreement, at which time the Fund shall purchase 581,232 additional shares of the Common Stock and 78,243 additional shares of Series A Preferred Stock of the Company.
The Agreement also provides that at such time as the Fund holds 1.1 million or more shares of Common Stock of the Company, including Common Stock that would be received upon the conversion of the Series A Preferred Stock owned by the Fund, the Company and its Board of Directors will increase the size of the Company’s Board of Directors by one and nominate and utilize their best efforts to secure the election to its board of Directors of one director who shall be a nominee of the Fund.

Pursuant to a certain Standstill Provision in the Agreement, prior to September 29, 2011, the Fund shall not, without the prior written consent of the Board of Directors (excluding directors unaffiliated with the Fund who have also acquired Series A Preferred Stock of the Company, or affiliates of the Fund), (except with respect to the obligation under the Agreement of the Fund and any affiliate of the Fund owning voting securities, or securities convertible into voting securities, of the Company to file a joint application with the OTS seeking approval of aggregate ownership of up to 24.99% of the voting securities of the Company and the execution among the OTS, the Fund and its affiliates of a Rebuttal of Control Agreement): (i) directly or indirectly acquire or assist, advise or encourage any other person in acquiring by purchase, tender offer or otherwise, beneficial ownership of more than 10% of the Company’s issued and outstanding common stock (on a fully diluted basis); (ii) enter into any voting trust or other agreement (except as provided herein) with respect to voting any Company common stock directly or beneficially owned by the Fund in any nomination to the Board of Directors; (iii) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving the Company or any of its securities or assets; or (iv) join with any group, company, association, syndicate or other entity or organization, formal or informal, for the purpose of voting any Company common stock or otherwise controlling or exerting a controlling influence over the Company.
Further under the Standstill Provision, prior to September 29, 2010, the Fund shall not engage, directly or indirectly, in the solicitation of proxies, including the solicitation of written consents, or become a participant in any election contest or any other matter in opposition to the recommendation of the Board of Directors with respect to any matter submitted to a vote of the shareholders of the Company.
While the Standstill Provisions remain in effect, the Company shall not, without the prior written consent of the Board of Directors (excluding directors who are unaffiliated with the Fund who have also acquired Series A Preferred Stock of the Company, or affiliates of the Fund), sell any of the shares of Common Stock or Series A Preferred Stock acquired under the Agreement, either (i) in block transactions representing, in the case of the Series A Preferred Stock on a converted basis, more than 3% of the common shares outstanding as of the date of sale, or (ii) to any person if such person would beneficially own more than 10% of the Company’s common stock outstanding immediately after such sale (except in a “brokers’ transaction” within the meaning of Section 4(4) of the Securities Act of 1933 or in transactions with a “market maker” as that term is defined in Section 3(a)(38) of the Exchange Act). The foregoing provisions of this paragraph shall not apply to the sale of shares of the Common Stock or the Series A Preferred Stock to the underwriter(s) as part of a registered public offering of shares held by the Fund or to any sale or exchange in response to a tender or exchange offer made by a person who is not an affiliate of the Fund and not acting on the Fund’s behalf.
All references to the Agreement described above are qualified in their entirety by the full text of the Agreement, a copy of which is attached as Exhibit C hereto and is incorporated by reference herein.
In the ordinary course of business, the Reporting Persons review the performance of their investments on a continuing basis. As part of their ongoing review of their investment in the Company, the Reporting Persons may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Common Stock or Series A Preferred Stock, or the disposition of some or all of the Common Stock or Series A Preferred Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of all or a material portion of assets of the Company or any of its subsidiaries; or (d) other changes in the Company’s business or corporate structure. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or restricted by the terms of the agreements entered into in connection with their acquisition of the Common Stock and Series A Preferred Stock. Whether the Reporting Persons pursue any such alternative, and the timing thereof, will depend on their assessment of pertinent factors, including, without limitation, (a) the availability of shares of Common Stock or Series A Preferred Stock for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of the Common Stock or Series A Preferred Stock described herein; (c) the Company’s financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons; and (f) the Reporting Persons’ overall business plans and strategies and developments with respect to the Reporting Persons’ business.

Item 5. Interest in Securities of the Issuer
On September 29, 2008, pursuant to a certain Stock Purchase Agreement (the “Agreement”) between the Company and the Fund, the Fund purchased 458,768 shares of Common Stock and 61,757 shares of Series A Non-Cumulative Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) from the Company. Each share of Series A Preferred Stock is initially convertible into four shares of Common Stock at any time by the holder thereof. The Fund has not converted any of the Preferred Stock as of the date hereof.
The Agreement contemplates a second closing to occur within six months of September 29, 2008, but no later than five business days after the satisfaction of certain conditions set forth in the Agreement, at which time the Fund shall purchase 581,232 additional shares of the Common Stock and 78,243 additional shares of Series A Preferred Stock of the Company.
As a result of the foregoing transactions, as of the date of filing this statement, the Fund beneficially owns 458,768 shares of Common Stock and 61,757 shares of Series A Preferred Stock of the Company representing approximately 10.3% of the Common Stock outstanding assuming the conversion of each share of Series A Preferred Stock beneficially owned by the Reporting Persons into four shares of Common Stock and further assuming no conversion of any outstanding Shares of Preferred Stock of the Company not beneficially owned by the Reporting Persons.
Total Outstanding Shares. According to information provided by the Company, the total number of shares of Common Stock of the Company outstanding immediately prior to purchase of the Common Stock and the Series A Preferred Stock by the Fund on September 29, 2008 was 6,131,243.
Advisors. By virtue of being the general partner of the Fund, Advisors may be deemed a beneficial owner of a total of 458,768 shares of Common Stock and 61,757 shares of Series A Preferred Stock of the Company owned by the Fund, or a total of approximately 10.3% of the Common Stock outstanding assuming the conversion of each share of Series A Preferred Stock beneficially owned by the Reporting Persons into four shares of Common Stock and further assuming no conversion of any outstanding Shares of Preferred Stock of the Company not beneficially owned by the Reporting Persons.
Mr. Canup and Mr. Lee. By virtue of their joint control over investment decisions of the Fund and Advisors, Mr. Canup and Mr. Lee may be deemed beneficial owners of the 458,768 shares of Common Stock and 61,757 shares of Series A Preferred Stock of the Company owned by the Fund, or approximately 10.3% of the Common Stock outstanding assuming the conversion of each share of Series A Preferred Stock beneficially owned by the Reporting Persons into four shares of Common Stock and further assuming no conversion of any outstanding Shares of Preferred Stock of the Company not beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See the summary of certain provisions of the Stock Purchase Agreement included in Item 4 hereto.
In connection with the Stock Purchase Agreement, Advisors and the Company have entered a certain Binding Term Sheet for Advisory Services Agreement, a copy of which is attached hereto as Exhibit D (the “Term Sheet”) pursuant to which Advisors will provide consulting and financial advisory services on various strategic and financial activities at the request of the Company to the Company for an initial term of two years. Advisors will receive a monthly retainer of $24,000 during the term together with a percentage of the value of certain transactions that are closed by the Company or its subsidiary bank in which Advisors introduced the business opportunity. Advisors will also receive a placement fee of 1.75% of its investment in the Common Stock and Preferred Stock described in Items 4 and 5 above.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.(A) Agreement of Joint Filing, dated as of October 8, 2008 by and among the Reporting Persons
Exhibit 99.(B) Certificate of Designations of Series A Non-Cumulative Convertible Perpetual Preferred Stock (Par Value $.01) of Harrington West Financial Group, Inc.
Exhibit 99.(C) Stock Purchase Agreement dated as of September 26, 2008 between the Company and the Fund
Exhibit 99.(D) Binding Term Sheet for Advisory Services Agreement

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2008	CONCORDIA FINANCIAL SERVICES FUND, L.P. By: CONCORDIA CAPITAL ADVISORS, LLC, General Partner
	By:	/s/ Steven Canup
		Name:	Steven Canup
		Title:	Managing Member

CONCORDIA CAPITAL ADVISORS, LLC
	By:	/s/ Steven Canup
		Name:	Steven Canup
		Title:	Managing Member

STEVEN CANUP
/s/ Steven Canup
Name: Steven Canup

KELVIN LEE
/s/ Kelvin Lee
Name: Kelvin Lee

EXHIBIT INDEX
Exhibit 99.(A) Agreement of Joint Filing, dated as of October 8, 2008 by and among the Reporting Persons
Exhibit 99.(B) Certificate of Designations of Series A Non-Cumulative Convertible Perpetual Preferred Stock (Par Value $.01) of Harrington West Financial Group, Inc.
Exhibit 99.(C) Stock Purchase Agreement dated as of September 25, 2008 between the Company and the Fund
Exhibit 99.(D) Binding Term Sheet for Advisory Services Agreement